# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iOThree Limited, CIK 0001997637
CUSIP: G4940T112
Title of class of securities: Ordinary Shares, par value $0.0625 per share
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech @, Kallang Way, Singapore (U0), 349247
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148736

## Reporting persons
- YR Sea Group Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 264,368; shared voting power 0; sole dispositive power 264,368; shared dispositive power 0; aggregate amount beneficially owned 264,368 (8.72% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026.
- Junwu Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 264,368; shared voting power 0; sole dispositive power 264,368; shared dispositive power 0; aggregate amount beneficially owned 264,368 (8.72% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026.

## Item 1. Issuer
Name of issuer: iOThree Limited
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech @ Kallang Way, Singapore 349247

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Junwu Hu and YR Sea Group Pte. Ltd., a company incorporated in Singapore (each, a "Reporting Person").
Address of principal business office or, if none, residence:
Junwu Hu: 9 Temasek Boulevard, #06-02, Suntec Tower Two, Singapore 038989

The principal business address of YR Sea Group Pte. Ltd. is 9 Temasek Boulevard, #06-02, Suntec Tower Two, Singapore 038989
Citizenship:
Junwu Hu: China
YR Sea Group Pte. Ltd.: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

Agreement by and between Junwu Hu and YR Sea Group Pte. Ltd. with respect to the filing of this Schedule 13G.*

## Signatures
- YR Sea Group Pte. Ltd.: /s/ Junwu Hu, Junwu Hu/Director (08/19/2026)
- Junwu Hu: /s/ Junwu Hu, Junwu Hu (08/19/2026)